NOMURA HOME EQUITY LOAN, INC.

2 World Financial Center, Building B, 21st Floor

New York, New York 10281

July 6, 2005

BY FACSIMILE (202) 772-9202

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: Messeret Nega

Re:	Nomura Home Equity Loan, Inc. Registration No. 333-125236 Request for Withdrawal of Form S-3/A

Ladies and Gentlemen:

Your attention is brought to the EDGAR filing of Type "S-3/A" filed on behalf of Nomura Home Equity Loan, Inc. (the “Registrant”) on June 30, 2005, Post-effective Amendment No. 1 to Registration No. 333-125236, with the accession number 0000882377-05-001668. The Amendment was submitted at 3:44 p.m. on June 30, 2005, and was accepted at 5:44 p.m. on June 30, 2005.

That filing was affected in error. Pursuant to Rule 477 of the Securities Act, please withdraw the above mentioned filing, such withdrawal to take effect immediately upon receipt of this letter. The information contained therein is the subject of a registration statement on Form S-3, which registration statement will be filed on July 7, 2005. The Registrant confirms that it has not sold any securities using the forms of prospectuses included in the Amendment.

If you have any questions regarding this request, please call me at (212) 667-9368 or Timothy P.F. Crowley, Esq. at (212) 912-7494.

Thank you for your prompt attention to this matter.

Very truly yours,
NOMURA HOME EQUITY LOAN, INC.

By:	/s/Juliet Buck
Name:	Juliet Buck
Title:	Secretary